Broadstone Real Estate Access Fund

Supplement dated March 4, 2021
to the Prospectus and Statement of Additional Information dated January 29, 2021

On March 3, 2021, the Board of Trustees (the “Board”) of the Broadstone Real Estate Access Fund (the “Fund”) approved a Plan of Liquidation (the “Plan”) for the Fund, which authorizes the liquidation and dissolution of the Fund in accordance with the Delaware Statutory Trust Act, as amended, and the Fund’s Agreement and Declaration of Trust dated June 19, 2018.

Effective immediately, the Fund is hereby closed to new investors and shares of the Fund are no longer available for purchase including shares purchased through the Fund’s automatic investment plan. In addition, effective immediately, the Board has terminated the Fund’s Dividend Reinvestment Policy. As a result of this termination, all future distributions are expected to be liquidation distributions that will be paid in cash. There are no changes to the quarterly repurchase policy at this time.

Description of Plan of Liquidation

Pursuant to the Plan of Liquidation, the Fund will not engage in any business activities, except for the purposes of winding down its business and affairs. The Fund will convert all its portfolio securities and other assets for cash and cash equivalents and reserve a portion of the proceeds to pay all the outstanding debts, claims and obligations of the Fund, together with the expenses related to carrying out the Plan.

The liquidation of the Fund’s portfolio may result in increased transaction costs, which may be borne by the Fund and its shareholders. Shareholders should contact their tax advisers concerning the tax consequences of the liquidation.

Please contact the Fund at 833-280-4479 if you have any questions or need assistance.

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This Supplement, dated March 4, 2021, and the Prospectus and Statement of Additional Information dated January 29, 2021, provide relevant information for all shareholders and should be retained for future reference. The Prospectus and the Statement of Additional Information have been filed with the Securities and Exchange Commission, are incorporated by reference, and can be obtained without charge by calling 833-280-4479.